UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 6)1

Morgan’s Foods, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

616900106
(CUSIP Number)

JAMES C. PAPPAS
JCP INVESTMENT MANAGEMENT, LLC
1177 West Loop South, Suite 1650
Houston, TX 77027
(713) 333-5540

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 30, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 616900106

1	NAME OF REPORTING PERSON JCP Investment Partnership, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 481,258
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 481,258
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 481,258
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 616900106

1	NAME OF REPORTING PERSON JCP Investment Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 481,258
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 481,258
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 481,258
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 616900106

1	NAME OF REPORTING PERSON JCP Investment Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 481,258
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 481,258
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 481,258
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 616900106

1	NAME OF REPORTING PERSON JCP Investment Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 481,258
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 481,258
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 481,258
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 616900106

1	NAME OF REPORTING PERSON James C. Pappas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 486,972
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 486,972
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 486,972*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0%
14	TYPE OF REPORTING PERSON IN

* Includes 5,714 Shares owned directly

CUSIP NO. 616900106

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned (“Amendment No. 6”).  This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by JCP Partnership were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.  The aggregate purchase price of the 481,258 Shares owned directly by JCP Partnership is approximately $415,238, excluding brokerage commissions.

The 5,714 Shares owned directly by Mr. Pappas were granted to Mr. Pappas as compensation for his service on the Board of Directors of the Issuer.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On March 30, 2014, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Apex Restaurant Management, Inc., a California corporation (“Parent”), and Apex Brands Foods, Inc., an Ohio corporation and a wholly owned subsidiary of Parent (“Merger Sub”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation and a direct, wholly owned subsidiary of Parent.

In connection with the Merger Agreement, on March 30, 2014, JCP Management entered into a voting agreement (the “Voting Agreement”) with Parent and Merger Sub. Pursuant to the terms of the Voting Agreement, JCP Management agreed to vote all of the Shares it beneficially owns in favor of the Merger and against certain other corporate transactions. The Voting Agreement terminates if, among other things, the Merger Agreement is terminated in accordance with its terms or upon completion of the Merger. The foregoing description of the Voting Agreement is qualified in its entirety by reference to the full text of the Voting Agreement, a copy of which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) - (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 4,050,147 Shares outstanding, which is the total number of Shares outstanding as of March 30, 2014 as disclosed in the Merger Agreement included as Exhibit 2.1 to the Issuer’s Form 8-K, filed with the Securities and Exchange Commission on March 31, 2014.

A.	JCP Partnership

(a)	As of the close of business on the date hereof, JCP Partnership beneficially owned 481,258 Shares.

Percentage: Approximately 11.9%

CUSIP NO. 616900106
(b)	1. Sole power to vote or direct vote: 481,258
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 481,258
4. Shared power to dispose or direct the disposition: 0

(c)	JCP Partnership has not entered into any transactions in the Shares during the past 60 days.

B.	JCP Partners

(a)	JCP Partners, as the general partner of JCP Partnership, may be deemed the beneficial owner of the 481,258 Shares owned by JCP Partnership.

Percentage: Approximately 11.9%

(b)	1. Sole power to vote or direct vote: 481,258
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 481,258
4. Shared power to dispose or direct the disposition: 0

(c)	JCP Partners has not entered into any transactions in the Shares during the past 60 days.

C.	JCP Holdings

(a)	JCP Holdings, as the general partner of JCP Partners, may be deemed the beneficial owner of the 481,258 Shares owned by JCP Partnership.

Percentage: Approximately 11.9%

(b)	1. Sole power to vote or direct vote: 481,258
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 481,258
4. Shared power to dispose or direct the disposition: 0

(c)	JCP Holdings has not entered into any transactions in the Shares during the past 60 days.

D.	JCP Management

(a)	JCP Management, as the investment manager of JCP Partnership, may be deemed the beneficial owner of the 481,258 Shares owned by JCP Partnership.

Percentage: Approximately 11.9%

(b)	1. Sole power to vote or direct vote: 481,258
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 481,258
4. Shared power to dispose or direct the disposition: 0

(c)	JCP Management has not entered into any transactions in the Shares during the past 60 days.

CUSIP NO. 616900106

E.	Mr. Pappas

(a)
As of the close of business on the date hereof, Mr. Pappas directly owned 5,714 Shares. Mr. Pappas, as the managing member of JCP Management and sole member of JCP Holdings, may be deemed the beneficial owner of the 481,258 Shares owned by JCP Partnership.

Percentage: Approximately 12.0%

(b)	1. Sole power to vote or direct vote: 486,972
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 486,972
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Pappas has not entered into any transactions in the Shares during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On March 30, 2014, JCP Management entered into the Voting Agreement defined and described in Item 4 above.  The Voting Agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Voting Agreement by and among JCP Investment Management, LLC, Apex Restaurant Management, Inc. and Apex Brands Foods, Inc., dated March 30, 2014.

CUSIP NO. 616900106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 1, 2014

JCP Investment Partnership, LP

By:	JCP Investment Management, LLC Investment Manager

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Managing Member

JCP Investment Partners, LP

By:	JCP Investment Holdings, LLC
General Partner

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Sole Member

JCP Investment Holdings, LLC

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Sole Member

JCP Investment Management, LLC

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Managing Member

/s/ James C. Pappas
James C. Pappas